Filed by Green Growth Brands Inc. (formerly Xanthic Biopharma Inc.)

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Aphria Inc. (SEC File No.: 001-38708)

Form F-10 File No.: 333-229329

Green Growth Brands Inc. (“GGB”) has used or made available the following communication:

Exhibit 1. GGB Press Release, dated February 6, 2019.

Notice to United States Shareholders of Aphria Inc.

Green Growth Brands Inc. (“GGB”) has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-10 (which is not yet effective), a Tender Offer Statement on Schedule 14D-1F, and other documents and information. AHPRIA INC. SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE TENDER OFFER STATEMENT AND THIS OFFER TO PURCHASE AND CIRCULAR AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and Aphria Inc. shareholders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by GGB will be available free of charge from GGB. You should direct requests for documents to Kingsdale, 130 King St West, Suite 2950, Toronto, ON M5X 1K6, Toronto, North American Toll Free Phone: 1-866-851-3214, outside North America Phone: 416-867-2272.

This announcement is for informational purposes only and does not constitute an offer to buy or sell, or a solicitation of an offer to sell or buy, any securities. The offer to acquire securities of AphriaInc. and to issue securities of GGB is made solely by, and subject to the terms and conditions set out in, the formal offer to purchase and takeover bid circular and accompanying letter of transmittal and notice of guaranteed delivery.

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Press release

Green Growth Brands Comments on Offer for Aphria Inc.

COLUMBUS, OH, February 6, 2019 – Green Growth Brands Inc. (CSE: GGB OTCQB: GGBXF) (“GGB” or the “Company”) is providing comment with respect to Aphria Inc.’s (TSX: APHA and NYSE: APHA) board of directors’ rejection of GGB’s offer to acquire all of the issued and outstanding common shares (the “Aphria Shares”) of Aphria (the “Offer”). GGB continues to believe in the opportunity to combine the two businesses and benefit both groups of shareholders.

The combined entity of Aphria and GGB would create an unparalleled North American player with both Canadian and U.S. operations. GGB’s Offer is one way to combine these businesses across borders, while creating significant value for shareholders of both companies.

Since its formation in 2018, GGB has pursued an expansion plan, including entry into new markets, designing a line of CBD-infused personal care products and through a combination of strategic partnerships, merger and acquisition activity and organic license capture. GGB intends to build out its business and sees the opportunity with Aphria as an important element of this strategy.

About the Offer

The Offer provides Aphria shareholders with 1.5714 common shares of GGB for each Aphria Share, including Aphria Shares that may become issued and outstanding after the date hereof but prior to 5:00 p.m. (Toronto time) on May 9, 2019 (the “Expiry Time”) upon the exercise, conversion or exchange of any securities of Aphria that are exercisable for, convertible into or exchangeable for Aphria Shares.

If you have any questions or require assistance, please contact Kingsdale Advisors, our Depositary and Information Agent, the information agent and depositary for the Offer, at 1-866-851-3214 (North American Toll-Free Number) or 1-416-867-2272 (Outside North America) or via email at contactus@kingsdaleadvisors.com.

Advisors

GGB has retained Canaccord Genuity as its financial advisor, Norton Rose Fulbright Canada LLP as its legal advisor, and Kingsdale Advisors as its strategic shareholder and communications advisor and depositary.

About Green Growth Brands Inc.

GGB is in the business of cultivating, processing and retailing cannabis and CBD-infused consumer products with a portfolio of emotion-driven brands that people love. Led by Peter Horvath, the GGB team is full of retail and consumer packaged goods experts with decades of experience building successful brands.

For further information:

Media Contact:

Ian Robertson

Executive Vice President, Communication Strategy

Kingsdale Advisors

Direct: 416-867-2333

Cell: 647-621-2646

Email: irobertson@kingsdaleadvisors.com

Investor Contact:

Peter Horvath

CEO

Green Growth Brands Inc.

Phone: 614-508-4222

Cautionary Statement in Forward-Looking Information

This press release contains certain statements and information which constitute forward-looking statements or “forward-looking information” within the meaning of applicable securities laws, including “future-oriented financial information” with respect to prospective financial performance, financial position, cash flows and other financial metrics that are presented either as a forecast or a projection. Wherever possible, forward-looking information can be identified by the expressions “seeks”, “expects”, “intends”, “believes”, “estimates”, “will”, “plans”, “may”, “anticipates,” “target” and similar expressions (or the negative of such expressions). The forward-looking statements or forward-looking information are not historical facts, but reflect the current expectations of GGB regarding future results or events and are based on information currently available to it. The forward-looking events and circumstances discussed in this release include, but are not limited to, (i) the satisfaction of the conditions of the Offer; (ii) the anticipated successful completion of the Offer; (iii) the anticipated effect of the Offer; (iv) the Company’s plans for Aphria if the Offer is successful; and (v) expected benefits to Aphria shareholders of tendering Aphria Shares to the Offer. All material assumptions used in making forward-looking statements are based on GGB’s knowledge of its business and the business of Aphria, and, in some cases, information supplied by third parties, including the public disclosure made by the Company. Certain material factors or assumptions include, but are not limited to, (i) the current business conditions and expectations of future business conditions and trends affecting GGB and Aphria, including the U.S. and Canadian economies, the cannabis industry in Canada, the United States and elsewhere, and capital markets, and (ii) that there have been no material changes in the business, affairs, capital, prospects or assets of the Company, except as publicly disclosed by the Company before the date hereof. All forward-looking statements and forward-looking information in this press release are qualified by these cautionary statements. GGB believes that the expectations reflected in forward-looking statements and forward-looking information are based upon reasonable assumptions; however, GGB can give no assurance that the actual results or developments will be realized by certain specified dates or at all. Forward-looking statements and forward-looking information are subject to a number of risks and uncertainties that could cause actual results or events to vary materially from current expectations. In addition to risks noted elsewhere in this news release, material risks include, but are not limited to, (i) the risk that the conditions to the Offer will not be met, or met on a timely basis, or that the transaction will not be consummated for any other reason, (ii) changes in general economic conditions in Canada, the United States and elsewhere, (iii) changes in operating conditions (including changes in the regulatory environment) affecting the cannabis industry, (iv) fluctuations in currency and interest rates, availability materials and personnel, and (v) GGB’s ability to successfully integrate the operations of GGB and Aphria following completion of the Offer, including ability to retain key Aphria personnel and renegotiate certain contracts to obtain economies of scale or other synergies. Readers, therefore, should not place undue reliance on any such forward-looking information. Further, forward-looking statements and forward-looking information speaks only as of the date hereof. GGB disclaims any intention and assumes no obligation to update or revise any forward-looking statements or forward-looking information, even if new information becomes available, as a result of future events or for any other reason, except to the extent required by applicable securities laws.

No Offer or Solicitation

This press release is for informational purposes only and does not constitute an offer to buy or sell, or a solicitation of an offer to buy or sell, any securities. The offer to acquire Aphria Shares and to issue securities of GGB will be made solely by, and subject to the terms and conditions set out in, the formal offer to purchase and takeover bid circular of GGB, dated January 22, 2019 (the “Offer to Purchase and Circular”), and accompanying letter of transmittal and notice of guaranteed delivery.

Notice to U.S. Holders Aphria Shares

GGB has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-10 (but the Registration Statement has not yet become effective), a Tender Offer Statement on Schedule 14D-1F, and other documents and information. APHRIA INC. SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE TENDER OFFER STATEMENT AND THIS OFFER TO PURCHASE AND CIRCULAR AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and Aphria Inc. shareholders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by GGB will be available free of charge from GGB. You should direct requests for documents to Kingsdale, 130 King St West, Suite 2950, Toronto, ON M5X 1K6, Toronto, North American Toll Free Phone: 1-866-851-3214, outside North America Phone: 416-867-2272.

GGB is a foreign private issuer and is permitted to prepare the offer to purchase and takeover bid circular and related documents in accordance with Canadian disclosure requirements, which are different from those of the United States. GGB prepares its financial statements in accordance with International Financial Reporting Standards applicable to Canadian public companies formulated by the International Accounting Standards Board, and they may be subject to Canadian auditing and auditor independence standards. These financial statements may not be comparable to financial statements of United States companies.

THE TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY U.S. STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY U.S. STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF GGB’S OFFER TO PURCHASE AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE OFFER IS NOT BEING MADE OR DIRECTED TO, NOR IS THE OFFER TO PURCHASE AND CIRCULAR BEING MAILED TO, NOR WILL DEPOSITS OF APHRIA INC. SHARES BE ACCEPTED FROM OR ON BEHALF OF, SHAREHOLDERS IN ANY STATE IN THE UNITED STATES OR ANY OTHER JURISDICTION IN WHICH THE MAKING OR ACCEPTANCE OF THE OFFER WOULD NOT BE IN COMPLIANCE WITH THE LAWS AND REGULATIONS OF SUCH STATE OR OTHER JURISDICTION.

The enforcement by Aphria shareholders of civil liabilities under the United States federal securities laws may be affected adversely by the fact that GGB was amalgamated under the Laws of Ontario, Canada and Aphria was amalgamated under the Laws of Ontario, Canada, that some or all of the officers and directors and some or all of the experts named in the Offer Documents reside outside of the United States, and that all or a substantial portion of GGB’s assets and of the assets of such persons are located outside the United States. Shareholders of Aphria in the United States may not be able to sue GGB or Aphria, or their officers or directors in a non-U.S. court for violation of United States federal securities laws. It may be difficult to compel GGB or Aphria or their respective affiliates to subject themselves to the jurisdiction of a court in the United States or to enforce a judgment obtained from a court of the United States.

Aphria shareholders should be aware that owning the Company’s shares may subject them to tax consequences both in the United States and in Canada. The Offer to Purchase and Circular may not describe these tax consequences fully. Aphria shareholders should read any tax discussion in the Offer to Purchase and Circular, and are also urged to consult their tax advisors.

Shareholders should be aware that, during the period of the Offer, GGB or its affiliates may bid for or make purchases, directly or indirectly, of the securities to be distributed or to be exchanged, or certain related securities, as permitted by applicable laws or regulations of Canada or its provinces or territories.